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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of:  December, 2003

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                        Yes  [  ]       No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                        Yes  [  ]       No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                        Yes  [  ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NEUROCHEM INC.

December 9, 2003
                          By:                 /s/ David Skinner
                             --------------------------------------------------
                                                David Skinner
                                           Director, Legal Affairs,
                                    General Counsel and Corporate Secretary

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[Logo of Neurochem]

NEUROCHEM INC.
7220 Frederick-Banting, suite 100
Saint-Laurent, Quebec  H4S 2A1




                ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS
                ------------------------------------------------

               NEUROCHEM ANNOUNCES CONTINUED POSITIVE RESULTS FOR
    ALZHEMED(TM) IN OPEN-LABEL PHASE II EXTENSION STUDY FOR THE TREATMENT OF
                               ALZHEIMER'S DISEASE

MONTREAL, DECEMBER 9, 2003 -- At its annual general and special meeting of shareholders, Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today additional positive interim results on cognitive function as measured by the ADAS-cog1 test in mild2-to-moderate3 Alzheimer's Disease (AD) patients participating in its ongoing open-label Phase II extension study. Neurochem is reporting on patients who have completed nine and also 12 months of treatment on the highest dose (300 mg daily) of the investigational product candidate Alzhemed(TM).

"To date, the majority of our patients treated with Alzhemed(TM) have stabilized or improved. Even though the numbers are not statistically significant, the results are impressive and have never been seen before," stated Dr. Francesco Bellini, Chairman and CEO of Neurochem. "The results obtained are consistent with all our previously reported data. Neurochem has a strong commitment to develop much awaited solutions to treat AD. The Alzhemed(TM) program is one part of our multi-pronged approach against this disease. Continuing research efforts and discovery are on-going and include much more potent second and third generation compounds as well as a synthetic vaccine program to prevent and treat AD," he added.

Most recent results in 23 mild-to-moderate patients using the ADAS-cog test indicate that patients treated with Alzhemed(TM) have shown an average score of +2.0 points after nine months, as opposed to +5.0 points on average in comparable historical controls in a longitudinal study4 with AD patients. Of that group, 14 mild AD patients showed a score after nine months of treatment of -0.8 points on average as opposed to +4.3 points on average in comparable historical controls.

In five mild-to-moderate AD patients (mild: n=4) who completed 12 months of treatment, the difference between the treated and the historical controls broadens with time. After 9 months, the treated group has an average ADAS-cog of -2.2 as opposed to +5.0 on average in comparable historical


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controls. After 12 months, the same treated group scored an average of -1.0 points as compared to an average of +6.6 points in comparable historical controls. This difference is reflected in their day-to-day life as an improvement in their cognitive function. For some, the improvement has been clinically important.

OUTLOOK

Neurochem foresees a period of intense activity in terms of drug development and strategic alliances. The Company expects to complete the Phase II trial for Cerebril(TM) in January 2004. In addition, it will advance the 24-month open-label Phase II extension study for Alzhemed(TM) and expects to initiate the Phase III trials for this product candidate in the spring of 2004. At the same time, it will move forward on the Phase II/III trial for Fibrillex(TM), as well as its open-label extension study on this product candidate, with commercialization planned for the end of 2005.

The Company's experienced management, strong pipeline and solid financial basis are all key success factors which will drive its continued efforts in the coming months to emerge as a leading, profitable biopharmaceutical company in the field of neurology.

Alzheimer's Disease will become the Company's major disease target, with Alzhemed(TM) as its first generation product candidate. Neurochem believes that AD will require a multi-product treatment, just as in other complex diseases such as AIDS and Cancer.

Regarding strategic alliances for Fibrillex(TM) in Japan and Alzhemed(TM) worldwide, Neurochem is presently negotiating with a number of companies and expects to sign a term sheet when it is confident that it will maximize the long-term interest of its shareholders.

In terms of infrastructure, Neurochem expects to double its number of employees over the next twelve months, particularly in the fields of marketing and drug development. The Company is therefore looking at various sites to regroup its personnel presently working in different locations.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) has completed a Phase II clinical trial for the treatment of Alzheimer's Disease. Cerebril(TM) is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. For additional information on Neurochem, please visit our website at: www.neurochem.com.
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1 Alzheimer's Disease Assessment Scale, cognitive subpart (ADAS-cog). The
ADAS-cog is a 70-point scale designed to measure, with the use of questionnaires, the progression and the severity of cognitive decline as seen in AD. The ADAS-cog scale quantifies the number of wrong answers. Consequently, a high score on the scale indicates a more severe case of cognitive decline. When analysing results, a negative score indicates the improvement of cognitive function and a positive score the deterioration of such function.

The ADAS-cog has been validated by the regulatory authorities as the gold standard scale for the monitoring of cognitive function in AD patients. This scale is a compulsory parameter of efficacy when submitting for market approval of an AD drug to the authorities such as the Food and Drug Administration.

2 Mini Mental State Exam (MMSE): 19-25

3 Mini Mental State Exam (MMSE): 13-18

4 Stern, R.G., et al. Am.J.Psychiatry 151:3, March 1994.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release.

These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.
Vice President, Corporate Communications
lhebert@neurochem.com
---------------------
Tel: (514) 337-4646
Fax: (514) 684-7972

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